Exhibit 99.0


         CERTAIN FACTORS TO CONSIDER IN CONNECTION WITH FORWARD LOOKING
                                   STATEMENTS

                  Dependence Upon Supply of Human Donors. The Company's allograft business is dependent on the availability of bone and related connective tissue from human donors recovered by its customers. The Company relies on the efforts of not-for-profit donor procurement agencies, including its current customers, to educate the public and foster an increased willingness to donate bone tissue. These organizations may not be able to obtain sufficient donors to meet present or future demand for either allograft bone tissue or any allograft-based osteogenic materials under development by the Company.

                  Dependence on Customers; Dependence on Third Party Reimbursement. Osteotech is the exclusive processor of allograft bone tissue for large national and international not-for-profit organizations. The Company charges its customers fees for processing and for finishing and packaging each unit of bone tissue produced. Osteotech's agreements with its customers generally provide for the Company to indemnify its customers against liability arising out of defects in allograft bone tissue caused as a result of processing by the Company. During 1995, the Musculoskeletal Transplant Foundation ("MTF") and the American Red Cross ("ARC") accounted for approximately 65% and 20%, respectively, of the Company's revenues. The processing agreements with ARC and MTF expire in December 1996 and March 1997, respectively. The Company has entered into discussions with both organizations to renew their agreements on a long-term basis. There can be no assurance that these agreements will be renewed on terms favorable to the Company, if at all. The loss of either MTF or ARC as a customer or a substantial reduction in the amount of allograft bone tissue used by each customer would have a material adverse effect on the Company.

                  The continued ability of the Company's customers to pay the Company's processing charges is dependent on their ability to distribute processed bone tissue and collect fees from their customers, which are typically health care institutions. The ability of the health care institutions to pay fees to Osteotech's customers depends in part on the extent to which reimbursement for the costs of such materials and related treatments will continue to be available from government health administration authorities, private health coverage insurers and other organizations. Market acceptance of the Company's products and services may be adversely affected if adequate coverage and reimbursement levels are not provided by government and third-party payors.


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                  Dependence  on  Acceptance  by  Medical   Community;   Limited
Marketing Capability. Osteotech believes the market for processed allograft bone
tissue   will   continue   to  be   orthopaedic,   neurological,   plastic   and
oral/maxillofacial surgical specialties. The Company's future growth in this area depends in part upon a wider use by these specialties of allograft bone tissue as an alternative to autograft bone tissue and other available materials and treatments. There are currently 19 persons employed by the Company to engage in efforts to educate surgeons as to the benefits and applications of processed allograft bone tissue. To complement the Company's education and marketing strategy, the Company commenced, in the fourth quarter of 1994, to develop a national network of independent sales agents who assist in the Company's marketing of products and services as well as further educate the medical community about processed allograft bone tissue. Currently these sales agents are focusing their efforts primarily on Grafton and spinal instruments. Although the Company's education and marketing efforts to date have enabled the Company to expand its business, there can be no assurance that the Company's future efforts in this regard will be successful.

                  Government Regulation.  The procurement and transplantation of allograft bone tissue is subject to federal regulation pursuant to the National Organ Transplant Act ("NOTA"), a criminal statute which prohibits the purchase and sale of human organs, including bone and related tissue, for "valuable consideration." NOTA permits the payment of reasonable expenses associated with the removal, transportation, processing, preservation, quality control, implantation and storage of human bone tissue. The Company provides services in all of these areas, with the exception of removal and implantation. Osteotech and other bone processors are engaged in ongoing efforts aimed at educating the medical community as to the benefits of processed allograft bone tissue and the Company will continue to expand its activities with respect to Grafton. Although the Company believes that NOTA permits reimbursement of these costs as costs associated with the processing, transportation and implantation of bone tissue products, the inability to be reimbursed for its education efforts in the future could adversely affect the Company's business and prospects. No federal agency or court has determined whether NOTA is, or will be, applicable to every allograft-based material which may derive from the Company's processing technologies. Assuming that NOTA applies to Osteotech's processing of allograft bone tissue, the Company believes it is in compliance with NOTA, but there can be no assurance that more restrictive interpretations of, or amendments to, NOTA will not be adopted in the future which would call into question one or more aspects of the Company's method of operations.

                  In December 1993, the Food and Drug Administration (the "FDA"), pursuant to Section 361 of the Public Health Service Act, imposed interim rules regulating the recovery, processing, storage

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and  distribution  of human  tissues  intended  for  transplantation,  including allograft bone tissues and musculoskeletal soft tissues. These rules, which are designed to reduce the risk of transmission of infectious diseases, require, among other things, that a medical history be obtained and documented for all tissue donors, blood serum from tissue donors be tested by appropriate
laboratories  and  methods,   written  procedures  be  in  place  and  followed,
appropriate records be maintained, and tissue bank facilities be subject to FDA inspection. In addition, the interim rule provides that the FDA may require the recall and destruction of tissues. The Company's operations are dependent on both the Company and its client tissue banks complying with these rules. The Company believes that its procedures and those of its clients are in substantial compliance with these rules. It is anticipated that the FDA will issue revised regulations in the near future to both clarify and expand the regulations already in effect. There can be no assurance that the Company will be able to comply with these revised regulations.

                  The Company maintains a master file for its HA plasma spray coating processes with the FDA. The Company's customers are required to obtain FDA clearance for the marketing in the United States of their implants which are coated by the Company. These customers refer to the Company's master file in their application for clearance by the FDA of their implants as medical devices. The Company's European HA plasma spray coating services meet existing regulatory requirements in the specific countries where they are marketed.

                  Ceramic (HA) products which are produced by the Company are currently distributed only in Europe. These products meet existing regulatory requirements in the specific countries where they are produced and marketed. The Company does not intend currently to market these products in the United States; however, if it does decide to do so, these products would require premarketing clearance by the FDA as medical devices.

                  HA powder produced and sold in bulk by the Company in the United States and Europe is considered to be a component product and, as such, is not currently subject to regulation by the FDA and similar agencies in Europe.

                  Dependence on Key Personnel. The Company's success depends upon the continued contributions of its executive officers and scientific and technical personnel. The competition for qualified personnel is intense, and the loss of services of certain key personnel could adversely affect the business of the Company.

                  Patents  and  Proprietary  Rights.   Osteotech  considers  its
allograft processing technology and procedures proprietary and relies primarily on trade secrets and patents to protect its technology and innovations. Significant research and development activities have been conducted by consultants employed by third parties or in

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conjunction with unaffiliated medical  institutions.  Accordingly,  disputes may arise  concerning  the  proprietary  rights to  information  applied  to Company
projects  which  have  been  independently   developed  by  the  consultants  or
researchers at the medical institutions. There can be no assurance that any pending patent applications will result in issued patents or that any currently issued patents, or patents which may be issued, will provide Osteotech with sufficient protection in the case of an infringement of its technology or that others will not independently develop technology comparable or superior to the Company's.

                  Competition. Allograft bone tissue competes with autograft bone tissue which has traditionally been utilized for human bone transplants. The Company believes that where the use of autograft is feasible, surgeons and their patients will generally continue, at least over the near term, to choose this option in view of the perceived risk of transmission of infectious agents associated with the transplant of allograft bone tissue. For numerous circumstances and procedures for which autograft transplantation is either not feasible or not desirable, there are a number of competing alternatives available, including allograft bone tissue processed by others.

                  The Company believes that a majority of the cadaveric bone banks operating in the United States are engaged in processing allograft bone tissue for transplantation. Substantially all of these bone tissue banks are not-for-profit organizations, and, as such, they may be able to supply processing services at a lower cost than the Company. Osteotech believes it competes with such entities on the basis of its advanced processing technology and the quality and quantity of the bone tissue its processing yields. Since the Company introduced its allograft tissue processing technology in 1987, certain competing processors have responded with claims of having developed technology similar to that used by the Company. Although the Company believes, based upon its knowledge of the industry (but in the absence of reliable industry statistics), that it processes bone tissue from more donors than any other processor in the world, there can be no assurance that the Company can continue to compete successfully in the area of allograft processing.

                  Allograft bone tissue also competes in certain bone grafting procedures with synthetic bone void filler products. To date, these medical devices may be legally promoted in the United States for only a minority of the types of applications and procedures in which allograft bone tissues are used. Bone grafting procedures in which allograft bone tissue might be used also sometimes compete indirectly with non-invasive bone growth stimulator devices in those cases in which bone graft surgery is not the preferred course of treatment.

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                  With respect to allograft  bone  tissue,  the Company  expects increased competition from synthetic bone substitutes and recombinant bone growth stimulating materials. Synthetic substitutes now being marketed include HA, a ceramic substance with an open weave which allows for partial penetration of bone and fibrous tissue, and combinations of HA and other substances, which have been approved by the FDA for some oral surgical applications. The primary advantage of synthetic bone substitutes is the absence of dependence on the availability of human donors. In addition, synthetic materials may be perceived by members of the medical community and the general public as safer than allograft-based bone tissue. Osteotech believes, however, that the bone tissue it processes will be able to compete with synthetic bone substitutes on the basis of the biologic and physical properties, their multiple applications for various surgical procedures, their successful use over an extended period of time without confirmed instances of infectious disease transmission, and the fact that independent researchers have reported that the Company's proprietary process can virtually inactivate and eliminate the HIV virus and other viruses
in   demineralized   tissue,   should  they  be  present.   These   proprietary,
tissue-specific technologies are expected to further enhance graft safety while maintaining the tissue's biologic and physical properties. The Company is also aware of entities seeking to develop bone growth factors using recombinant technology. The Company is aware of two such companies which have announced that human clinical trials are in progress on their recombinant bone growth factors. There can be no assurance that the allograft bone tissues processed by the Company will be able to compete successfully with synthetic bone substitutes and recombinant bone growth factors which are developed and commercialized by others.

                  The Company's plasma spray coating and HA product operations face competition in Europe from divisions and subsidiaries of several large corporations engaged in providing such services and products to others and from several smaller independent companies. In addition, the Company also faces competition from medical implant companies which have in-house plasma spray coating operations. The Company competes primarily on the quality of its coatings and price. Osteotech believes that the spraying technology it uses, which is computer controlled and utilizes robotics, enables it to provide high quality coatings at competitive prices. It should be noted, however, that the ceramic coating industry is highly competitive, certain of the Company's competitors have greater resources than the Company and there can be no assurance the Company will be able to compete successfully.

                  Potential Product Liability. The testing and use of human allograft bone tissue and the implantation of medical devices coated with the Company's HA powder, medical devices developed with the Company's PolyActive material and medical devices manufactured by others and distributed by the Company entail inherent risks of

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medical  complications  for  patients  and  therefore,  may  result  in  product liability claims against the Company. Further, Osteotech's agreements with its bone tissue processing customers provide for indemnification by the Company for liabilities arising out of defects in allograft bone tissue caused as a result of processing by the Company.

     As a distributor of implants and instruments for spinal surgery, including bone screws, manufactured by Ulrich, the Company has been named as a defendant in a number of lawsuits in which patients claim that they have suffered damages from the implantation of allegedly defective spinal fixation devices. See "Legal Proceedings."

                  The Company presently maintains product liability insurance in the amount of $20 million per occurrence and per year in the aggregate. There can be no assurance that the Company will be able to maintain such insurance in the future or that such insurance will be sufficient to cover all liabilities. In addition, the Company's current insurance policy will not cover any claims made against the Company which are based upon a surgeon's use of a device in a manner other than the use approved by the FDA for such device, regardless of whether the Company advised the surgeon and/or healthcare provider of the FDA approved use and provided adequate warnings against any unapproved use by the surgeon and/or healthcare provider. The Company's former insurance policy, which had the same coverage amount as the current policy, did not contain this exclusion, but did exclude coverage for liability caused by the Company's intentional acts, including conspiracy.

                  Although the Company believes that it will ultimately prevail in these cases, litigation is subject to many uncertainties and it is possible that some of the pending cases could be decided against the Company. It is possible that the results of operations or liquidity and capital resources of the Company could be materially adversely affected by the ultimate outcome of the pending litigation or as a result of the costs of contesting such suits if the ultimate liability exceeds the amount that the Company recovers from suits if the ultimate liability exceeds the amount that the Company recovers from Ulrich and/or such insurance policies. The Company is unable to estimate the potential liability, if any, that may result from the pending litigation and, accordingly, no provision for any possible future liability has been made in the consolidated financial statements.

                  Environmental Matters. The Company's bone tissue processing generates waste which is classified as medical hazardous waste by the United States Environmental Protection Agency and the New Jersey Department of Environmental Protection. Such waste is segregated by the Company and disposed of through a licensed hazardous waste transporter in compliance with applicable

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regulations.  The  production  of HA powder  at the  Company's  facility  in The
Netherlands generates small amounts of hazardous waste, which is segregated by the Company and disposed of through a licensed hazardous waste transporter. The Company has been issued a Nuisance Permit from the local government for its facility in The Netherlands.

                  Although the Company believes it is in compliance with applicable environmental regulations, the failure by the Company to fully comply with any such regulations could result in the imposition of penalties, fines and/or sanctions which could have a material adverse effect on the Company's business.

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